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Form N-CSRS

	LIVE	TEST
Is this a LIVE or TEST Filing?	◉	○

	YES
Would you like a Return Copy?	☐
Is this an electronic copy of an official filing submitted in paper format?	☐

Submission Contact

Name	Phone
FRANK LEHR	856-858-3440

Period * 02-29-2012

SROs

☑ NONE	☐ AMEX	☐ ARCA	☐ BSE
☐ CBOE	☐ CHX	☐ FINRA	☐ ISE
☐ NASD	☐ NSX	☐ NYSE	☐ PCX
☐ PHLX			

Filer Information

*indicates required field

Filer CIK*	Filer CCC*	Filer Investment Company Type *
0001005942	••••••••	N-1A

	Co-Reg CIK	Co-Reg CCC
☐		

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Form N-CSRS

Filer CIK

0001005942

Document Coun 0

Attached Documents List

**indicates required field*

Add Document | Delete Document | View Document | Doc Validation | Move Doc Up | Move Doc Down

		File Name*	Type*	Description	Errors
	☐				

Display 25

Notification Information

Notify via Filing website only? ☐ **YES**

Internet Notification Address

☐	joe@mcmutual.com
☐	edgar_mai@mcmutual.com
☐	susan@mcmutual.com

Add Delete

Series/Classes (Contracts) Information

**indicates required field*

	All?	Series ID	All?	Class (Contract) ID
☐	☐	S000023000 *	☑	☐ Add Delete
☐		S000024243 *	☑	☐ Add Delete
☐		S000024244 *	☑	☐ Add Delete
☐		S000024245 *	☑	☐ Add Delete
☐		S000024246 *	☑	☐ Add Delete
☐		S000024247 *	☑	☐ Add Delete
☐		S000024248 *	☑	☐ Add Delete
☐		S000032935 *	☑	☐ Add Delete

Add Another Series/Class Delete Series/Class

Referenced Module/Segment List

**indicates required field*

	M	S	Module/Segment	CIK	CCC	Type
☐	☐	☐				

Add M/S Reference | Delete M/S Reference